                                                                    EXHIBIT 11.3

                               NOVA CORPORATION
                COMPUTATION OF SUPPLEMENTAL EARNINGS PER SHARE

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

                                                                            TEN MONTH
                                                                           PERIOD ENDED          YEAR ENDED
                                                                        DECEMBER 31, 1995     DECEMBER 31, 1996
                                                                        -----------------     -----------------
     Weighted average Common Stock outstanding
      during the period................................................         2,645,290            22,811,044
     Common Stock issued to repay current & long-term
       indebtedness and redeem Series D Preferred Stock (2)                     1,126,043               390,731

     Cheap Stock(1)....................................................            52,061                    --
     Common Stock equivalents..........................................         1,756,247             1,671,743
     Conversion of Series A, B, and C Preferred Stock into
       shares of Common Stock                                                  11,876,218             4,120,983
                                                                              -----------            ----------
      Total............................................................        17,455,859            28,994,501
                                                                              ===========           ===========

     Income before income taxes........................................       $   830,000           $12,031,000
     PLUS: Reduction in interest expense from the
       repayment of indebtedness from proceeds of the
       initial public offering                                                  1,336,000               461,000
                                                                              -----------           -----------
     Pro Forma net income before taxes                                          2,166,000            12,492,000
     Pro forma income tax (expense) / benefit                                   4,112,000            (4,997,000)
     Pro Forma net income available for Common Stock and
       common stock equivalents....................................           $ 6,278,000           $ 7,495,000
                                                                              ===========           ===========
     Pro forma per share amount....................................                 $0.36                 $0.26
                                                                              ===========           ===========
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(1)  Pursuant to Securities and Exchange Commission Accounting Bulletin No. 83,
     common stock and common stock equivalents issued at prices below the assumed initial public offering price per share ("cheap stock") during the twelve months immediately preceding the initial filing date of the
     Company Registration Statement for its public offering have been included as outstanding for all periods presented.

Supplementary earnings per share reflects the number of shares of common stock upon consummation of the initial public offering used to repay current and long-term indebtedness as if such issuance had occurred at the beginning of the periods presented. In addition, the calculations reflect the redemption of Series D Preferred Stock at the beginning of the periods presented.